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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 030469

SEC MAIL RECEIVED PROCESSING FEB 28 2002 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/8/02 FV

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Rothman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Neshaminy Interplex - Suite 102
(No. and Street)

Trevose	PA	19047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore Rothman — 215 245-2141
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore Rothman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothman Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Notarial Seal
John P. Heckler, Notary Public
Warwick Twp., Bucks County
My Commission Expires Dec. 26, 2005

Member, Pennsylvania Association Of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rothman Securities, Inc.

We have audited the accompanying statement of financial condition of Rothman Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothman Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 21, 2002

ROTHMAN SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS		
Cash	$	17,437
Securities owned:		
Registered investment company shares, at market value		53,582
Commissions receivable		26,032
Salesman draw in excess of commissions		6,821
Furniture and equipment, at cost less accumulated depreciation of $38,533		17,910
Total assets	$	121,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	4,243
Accrued pension plan contribution		43,853
Total liabilities		48,096
Commitments and contingent liabilities		
Stockholders' Equity:		
Preferred stock, $10 par value, authorized 100 shares issued and outstanding - 100 shares		1,000
Additional paid-in capital		180,243
Retained deficit		(107,557)
Total stockholders' equity		73,686
Total liabilities and stockholders' equity	$	121,782

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2001

REVENUE	
Commissions	$ 1,146,704
Interest	1,241
Unrealized loss on securities	(21,681)
Total revenue	1,126,264
EXPENSES	
Salaries and other employment costs	443,057
Commissions	649,488
Occupancy costs and office expense	59,386
Communications	6,623
Regulatory fees and expenses	5,665
Travel and entertainment	30,654
Professional fees	14,728
Equipment rental	58,228
Depreciation	4,279
Other	580
Total expenses	1,272,688
Loss before income taxes	(146,424)
Provision for income taxes	-
Net loss	$ (146,424)

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2001	100	$ 1,000	$ 180,243	$ 38,867	$ 220,110
Net loss	-	-	-	(146,424)	(146,424)
Balance at December 31, 2001	100	$ 1,000	$ 180,243	$ (107,557)	$ 73,686

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2001	$ -

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (146,424)
Adjustments to reconcile net loss to net cash expended in operating activities:	
Depreciation	4,279
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Securities owned	95,440
Commissions receivable	(20,318)
Salesman draw in excess of commissions	95,263
Intangible asset	204,340
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(5,146)
Accrued pension plan contribution	(36,888)
Unfunded pension pension obligation	(204,340)
Net cash expended in operating activities	(13,794)
Cash flows from investing activities:	
Purchase of property and equipment	(1,149)
Net cash expended in investing activities	(1,149)
Net decrease in cash	(14,943)
Cash at beginning of year	32,380
Cash at end of year	$ 17,437
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

ROTHMAN SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

1. ORGANIZATION

Rothman Securities, Inc. (the "Company") is a Pennsylvania corporation which is a registered securities broker-dealer principally engaging in the sale of shares of registered investment companies and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation - Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Fair Value of Securities - The market value of securities owned, consisting of registered investment companies' shares, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of securities of registered investment companies and/or variable annuities.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001 the Company had net capital and capital requirements of $15,489 and $5,000, respectively. The Company's net capital ratio was 3.11 to 1.

6. PENSION AND OTHER POST RETIREMENT BENEFIT PLAN

The Company has a qualified non-contributory defined-benefit retirement plan covering substantially all of its employees. The plan benefits are based on years of services and the employees' compensation. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the changes in benefit obligations, changes in plan assets and components of net periodic benefit cost for the pension:

Changes in Benefit Obligations:		
Benefit Obligation at Beginning of Year	$	527,901
Service Cost		20,020
Interest Cost		52,790
Actuarial Gain		(404,309)
Benefits Paid		-
Benefit Obligation at End of Year	$	192,402
Change in Plan Assets:		
Fair Value of Plan Assets at Beginning of Year	$	206,323
Actual Return on Plan Assets		(55,628)
Employer Contribution		87,355
Plan Participants' Contributions		-
Benefits Paid		-
Fair Value of Plan Assets at End of Year	$	238,050
Funded Status:	$	41,648
Unrecognized Net Actuarial Gain		(288,667)
Unrecognized Transition Cost		203,166
Accrued Benefit Cost	$	(43,853)

6. PENSION AND OTHER POSTRETIREMENT BENEFIT PLAN (Continued)

Weighted – Average assumptions as of December 31:

Discounted rate	10%
Expected rate on plan assets	10%
Rate of compensation increase	2%

Components of net periodic benefit cost:

Service cost	$	20,020
Interest cost		52,790
Expected return on plan assets		(23,232)
Amortization of transition		13,545
Amortization of (gain) loss		(12,656)
Net periodic benefit cost	$	50,467

7 RELATED PARTY TRANSACTIONS

The Company's majority stockholder also operates the Rothman Agency (Agency), an unincorporated business, that is an insurance brokerage firm. The offices occupied by the Company are leased in the name of the Rothman Agency, the related entity. As a result of an informal management agreement between the Company and Agency the Company paid office rent of $33,541 for the year ended December 31, 2001.

The Company pays a vehicle lease that is in the name of the majority stockholder under another informal agreement. The lease expense on this lease, classified as an operating lease was $58,228 for the year ended December 31, 2001.

The Company's minority stockholder is a commission only salesman for the Company. Commissions paid for the year ended December 31, 2001 totaled $545,500. At December 31, 2001, the stockholder has been paid $6,821 in excess of commissions earned.

Schedule I

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	73,686
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		73,686
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		26,032
Salesman draw in excess of commissions		6,821
Furniture and equipment, net		17,910
Total non-allowable assets		50,763
Net Capital before haircuts on securities positions		22,923
Investment securities:		
Registered investment companies shares		7,434
Net Capital	$	15,489

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	48,096
Total aggregate indebtedness	$	48,096
Percentage of aggregate indebtedness to Net Capital		311%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Schedule I (Continued)

ROTHMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $48,096)	$	3,206
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	10,489
Excess Net Capital at 1000%	$	10,679

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of December 31, 2001 is primarily due to:

Net Capital per unaudited FOCUS filing on December 31, 2001	$	25,048
Increase in accrued expenses		(15,111)
Decrease in undue concentration on securities positions		5,552
Net Capital per above	$	15,489

Schedule II

ROTHMAN SECURITIES, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Rothman Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rothman Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 21, 2002